                                                                   EXHIBIT 23(b)

              Consent of Independent Certified Public Accountants


The Board of Directors
Torchmark Corporation:

We consent to incorporation by reference in Form S-8 of the Torchmark Corporation 1998 Stock Incentive Plan and the accompanying S-3 Resale Prospectus of our report dated January 29, 1999, except for note 17 which is as of February 10, 1999 relating to the consolidated balance sheet of Torchmark Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows and related schedules for each of the years in the two-year period ended December 31, 1998, which appears in the December 31, 1999 Annual Report on Form 10-K of Torchmark Corporation.


KPMG LLP
Birmingham, Alabama
June 29, 2000